A coffee shop with strong community and good coffee in addition to a shared workspace with a conference room and offices.



Our Opportunity

Problems worth solving

1. Getting coffee and tea to the people

2. Finding a good place to work and study

3. Making Great food

4. Be a peaceful environment to relax in

Our solution

We aim to provide a great sit down coffee shop experience for an area that completely lacks one. Our offices and conference room will provide an affordable shared work experience for anyone that needs a place to work or gather.



922K Prospects

Target market
- Hungry people   58% ($538.1M)
- Coffee drinkers   36% ($667.3M)
- Remote workers   5% ($250M)

Market size: $1.5B

Competitors	How our solution is better
Dutch Bros	More space, wifi, plugs, environment
Starbucks	Better community, atmosphere, seating

Funding needed

$50K

Building out and operating expenses to ensure that we can become profitable.

Sales and Marketing

Sales channels

1. Word of mouth

2. Online marketing

3. Coffee cart at events

4. Host events for niche communities

5. Relationships with Businesses

Marketing activities

1. Reaching out to local businesses

2. Social Presence

3. Online Advertisement

4. Colaboration with local bakers

5. Using coffee cart at events

Financial Projections



Revenue

$236K (2023), $422K (2024), $461K (2025), $488K (2026), $523K (2027)



Expenses & Costs

$249K (2023), $371K (2024), $385K (2025), $394K (2026), $406K (2027)



Profit

($14K) (2023), $51K (2024), $76K (2025), $95K (2026), $117K (2027)

Milestones

 Apr 20, 2023
Launch BeanChain Coffee shop

 Oct 25, 2023
Coffee truck

 Sep 20, 2024
Open a second location

Team and Key Roles



David Baxter
Owner/Founder

Has worked for years as a barista before becoming a software engineer.



Shannon Baxter
Designer and Manager

A student of Design and long time waitress / Barista

Partners and Resources



Provision Coffee

A coffee supplier and great teacher! They've helped us hone our skills and are a great ally!

ASU Blockchain Club

A group of passionate students that would love a great place to study and work!



Arizona Science Center

An educational facility that opens the world of science to families in Arizona.